Exhibit 99.1

FOR IMMEDIATE RELEASE

November 1, 2004

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
ehud@gk-biz.com

TTM SELECTS CAMTEK’S DRAGON FOR MASS AUTOMATED OPTICAL INSPECTION

First Dragon Sale in the US

MIGDAL HAEMEK, Israel – November 1, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that TTM Technologies, a leading American manufacturer of advanced printed circuit boards (PCB), ordered several of Camtek’s Dragon systems. These systems will be used for Automated Optical Inspection (AOI) of diversified products in its mass production lines.

“Winning TTM as a customer is a significant step for us,” remarked Mike Greenlee, VP of Sales at Camtek USA. “The sale is significant because it is the first order of a Dragon system in the US, and it is a multiple order from a leading US manufacturer. TTM is one of the top-10 US-based manufacturers of PCBs, and a major player in the global industry. This order is another confirmation of our Dragon’s value to throughput and performance-minded users. We believe it will lead to a strong relationship with the company and may further our sales within the US”.

“We needed a fast and accurate system to support our Time and Technology strategy for a wide variety of designs and materials.” said Joe Zachman, VP and General Manager of TTM Chippewa Falls, Wisconsin. “Camtek’s Dragon has demonstrated outstanding detection ability at very short cycle times, with quick setup between jobs. We are confident that this new equipment will further enhance our ability to meet our customers’ time-critical requirements.”

ABOUT DRAGON
Camtek’s Dragon is a family of fast optical inspection systems. Designed for flexibility and easy integration with material handling automation in various configurations, the Dragon models deliver record throughputs for all PCB manufacturing technologies from mainstream PCBs to High Density Interconnects and Fine Line IC substrates.

ABOUT TTM
TTM Technologies, Inc. is a leading supplier of time-critical, technologically advanced printed circuit boards to original equipment manufacturers and electronic manufacturing services companies. TTM stands for “time-to-market,” representing how the company’s time-critical, one-stop manufacturing services enable customers to shorten the time required to develop new products and bring them to market.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including the failure to generate the expected level of revenues as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.